August 25, 2016	ROBIN S. YONIS Vice President General Counsel Phone: (949) 219-6767 Fax: (949) 719-0804 Robin.Yonis@PacificLife.com

Ms. Deborah Skeens, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Select Fund

File Nos. 033-13954 and 811-05141

Preliminary Proxy Statement on Schedule 14A/Technology Portfolio

Dear Ms. Skeens:

This letter is being provided on behalf of Pacific Select Fund (the “Trust” or “Registrant”) in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on August 16, 2016 to the preliminary proxy statement which was filed with the SEC on August 10, 2016 pursuant to Schedule 14A under the Securities Exchange Act of 1934, as amended. Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses.

1.	Staff comment: Please provide Tandy representations in your response letter.

Response: Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-reference filings and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Staff comment: Please include any missing information in your definitive filing.

Response: Registrant will include any missing information in the definitive filing of the proxy.

3.	Staff comment: In the section entitled “Who has a right to vote at the Meeting”, please:

(a) remove duplicative language;

(b) state that shares held by PLIC and PL&A for their own accounts will also be voted proportionally in the same manner as all their respective separate accounts vote in the aggregate;

(c) supplementally explain the rationale for voting shares of a separate account for which no instructions are received in the same proportion as votes cast by all other separate accounts in the aggregate, and describe how that voting is consistent with the Trust’s mixed and shared funding order; and

(d) explain that the insurance company separate accounts invest in the Fund.

Response:

(a)	We did not find any duplicative language. However, we did clarify and streamline the language regarding voting instructions to make it easier to understand.
(b)	The definitive proxy statement has been amended accordingly.
(c)	Proportional voting, which has been in place for many years and disclosed in prior proxy statements of the Registrant, is intended as a reliable voting mechanism that does not involve an insurance company or its affiliates exercising voting discretion over the Separate Accounts. Moreover, proportional voting is consistent with the Trust’s mixed and shared funding order, which, as a condition to reliance thereon, provides that: “Each participating insurance company will vote shares of [the Trust] held in its registered separate accounts for which no timely voting instructions are received, as well as shares held by any such registered separate account, in the same proportion as those shares for which voting instructions are received.” See Investment Company Act Release No. 24140 (Nov. 17, 1999) (notice) and Investment Company Act Release No. 241986 (Dec. 14, 1999) (order).
(d)	The definitive proxy statement has been amended accordingly.

4.	Staff comment: Please state that a quorum for changing the Fund’s diversification status is 50%.

Response: The definitive proxy statement has been amended accordingly.

5.	Staff comment: Please clarify whether the Fund intends to operate in a non-diversified manner, or whether this proxy is to provide flexibility for the future only.

Response: The definitive proxy statement has been amended accordingly.

6.	Staff comment: Please include a section about the Board’s considerations in approving the proxy and address whether the Board considered the potential increase in volatility and other potential negative impacts of operating the Fund as non-diversified.

Response: The definitive proxy statement has been amended accordingly.

7.	Staff comment: Please state the material features of the Fund’s contract with AST Fund Solutions, or confirm that the material features have been disclosed. Please also provide an estimate of other expenses associated with the proxy solicitation.

Response: The Registrant confirms that the material features of the Fund’s contract with AST Fund Solutions have been disclosed and, although not required by Schedule 14A, the definitive proxy statement has been amended to provide an estimate of other expenses associated with the proxy solicitation.

8.	Staff comment: Please explain why the recommendation of management of PLIC and PL&A to vote in favor of the proposal is included in the form of proxy card, or delete that statement.

Response: The proxy card has been amended to delete this statement. However, the cover letter to contract owners will include the recommendation of management of PLIC and PL&A because the letter is being sent on behalf of those entities.

9.	Staff comment: In the proxy card, please place the sentence “This proxy is solicited on behalf of the Trust’s Board of Trustees.” in bold-face type as required by Rule 14a-4 under the Securities Exchange Act of 1934.

Response: The definitive proxy statement has been amended accordingly.

Very truly yours,

/s/ Robin S. Yonis

3